Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Westport Innovations Inc.

Suite 101, 1750 West 75 Avenue

Vancouver, BC V6P 6G2

("Westport" or the "Corporation")

2.	Date of Material Change:

February 19, 2012

3.	News Release:

A news release setting out information relating to the material change described herein was disseminated on February 20, 2012 through CNW Group and filed on SEDAR.

4.	Summary of Material Change:

On February 19, 2012 (the "Effective Date"), Westport, Cummins Inc. ("Cummins") and Cummins Westport Inc. ("CWI") entered into a Second Amended and Restated Joint Venture Agreement ("JVA") containing new terms and conditions for the CWI joint venture.

5.	Full Description of Material Change:

Amended Joint Venture Agreement

The description of the JVA set out in this Report is a summary only and is qualified in its entirety by the full text of the JVA Agreement (a copy of which, as redacted, has or will be filed on SEDAR at www.sedar.com). Additionally, readers are advised to consider the additional risk factors set out below under the heading "CWI Risk Factors" in connection with their review of the terms of the JVA.

Westport and Cummins have entered into the JVA, which provides the following:

Ownership

Each of Westport and Cummins shall have 50% ownership of the common shares of CWI, except that following a change of control of Westport, if Cummins does not elect to terminate the JVA, it may elect to become the 50.1% owner of the common shares of CWI. The JVA prohibits transfer of shares of CWI by either Cummins or Westport without the prior consent of the other.

Performance Bonus

Under the JVA, in the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins).

Product Scope

Generally speaking, products covered by the scope of the JVA include all spark-ignited natural gas or propane engines and related parts, products and kits manufactured for CWI as of the Effective Date (including the 11.9 liter engine in development by CWI referred to as the ISX12 G) as well as any further emissions-certified versions of such products, and any future CWI products unanimously approved by the Board of Directors, Cummins and Westport for inclusion in the joint venture ("Products").

Market Scope

The JVA defines CWI’s market as sales of Products manufactured (or, in the case of the 6.7 and 11.9 liter engines, planned to be manufactured) in the United States, Canada and/or Mexico ("North America") for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to the local production of Products in India and/or China for the local market for up to three (3) years following the Effective Date. CWI will not develop or sell new fit for market products outside of North America.

Cummins will have the sole right to make, have made, use, offer to sell, sell and export all Products during the term of the JVA outside of North America. Products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for Products from 5.9 up to 10 liters regardless of where sold in the world or how branded. Revenue on the sale of the 11.9 liter Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all of the revenue for sales of the 11.9 liter Product outside of North America and Australia.

Exclusivity

During the term of the JVA, Westport and Cummins will not sell Products within the market scope except as provided by the JVA. Cummins has also agreed not to market or sell a spark-ignited natural gas engine of 13 liters or less that is derivative of the 11.9 liter platform, or any spark-ignited natural gas or propane engine that falls within the displacement range of the Products in North America. However, after the first five (5) years of the term of the JVA, Cummins may produce and sell a spark-ignited natural gas or propane engine for the North American market that falls within the displacement range of the Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy duty engine platform not in production in North America on the Effective Date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.

Confidentiality

Westport and Cummins also agree to keep confidential certain confidential information disclosed by the other party in connection with the JVA, and neither party may assign the obligations or benefits of the JVA without the prior written approval of the other party (except in the case of an assignment to a wholly owned subsidiary).

Term and Termination; Change of Control of Westport

The JVA became effective upon the Effective Date and will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the JVA. The JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the JVA, including upon a change of control of either Cummins or Westport.

In the event of a change of control of Westport, in lieu of exercising its termination right, Cummins may elect to continue the JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI IP developed after the date of the change of control.

Governance

The Board of Directors is comprised of three (3) representatives from each of Westport and Cummins.

Pursuant to the JVA, certain actions will require unanimous approval of the Board of Directors and/or CWI's shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI's business and the addition of new products to CWI's business.

CWI Risk Factors

The majority of Westport's revenues are currently derived from the operations of CWI.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI's business and financial results.

Under the JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins' ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the Products, beginning in February 2017, Cummins is permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the Products in North America based on a new Cummins heavy duty engine platform. In addition, the JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI's sales of Products and on CWI's financial results.

Under the JVA, the market scope for sales of Products by CWI is primarily limited to North America. Cummins has the sole right to sell Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the Products outside of North America or that the pricing for such Products will be set at levels that will allow such Products to compete effectively in the applicable markets. In addition, the limitation of CWI's market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting liquefied natural gas could have a material adverse effect on CWI's business and financial results.

The JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the Board of Directors and, in some instances, the shareholders of CWI. Because the Board of Directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI's business, including the commencement of any new line of business, and the addition of any products to the joint venture are outside of Westport's control. Failure or delay by Cummins or Westport and their respective designees to the Board of Directors to approve any such matters could have a material adverse effect on CWI's business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the Board of Directors and is subject to the business judgment of the Board of Directors, taking into account the factors specified in the JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport's cash flows and liquidity.

The JVA provides that upon a change of control of Westport, Cummins may elect to terminate the JVA (in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the JVA) or continue the JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Elaine Wong, Vice President, Strategic Development, is knowledgeable about the material change and may be reached at (604) 718-8367.

9.	Date of Report:

Dated at Vancouver, British Columbia, this 21st day of February, 2012.